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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

Amendment No.:  3

Name of Issuer:  Duff & Phelps Credit

Title of Class of Securities:  Common Stock

CUSIP Number:  26432F109

  (Date of Event Which Requires Filing of this Statement)

                     December 31, 1999

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/ / Rule 13d-1(b)
/X/ Rule 13d-1(c)
/ / Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





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CUSIP Number:  26432F109

1.  Name of Reporting Person
    I.R.S. Identification No. of Above Person

         RH Capital Associates, LLC

2. Check the Appropriate Box if a Member of a Group a.
         b.

3.  SEC Use Only


4.  Citizenship or Place of Organization
         United States

Number of Shares Beneficially Owned by Each Reporting Person
With:

5.  Sole Voting Power:


6.  Shared Voting Power:
         182,700

7.  Sole Dispositive Power:


8.  Shared Dispositive Power:
         182,700

9.  Aggregate Amount Beneficially Owned by Each Reporting
Person
         182,700

10. Check Box if the Aggregate Amount in Row (9) Excludes
    Certain Shares

11. Percent of Class Represented by Amount in Row (9)
          3.9%

12. Type of Reporting Person
          OO







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CUSIP Number:  26432F109

1.  Name of Reporting Person
    I.R.S. Identification No. of Above Person

         Robert Horwitz

2. Check the Appropriate Box if a Member of a Group a.
         b.

3.  SEC Use Only


4.  Citizenship or Place of Organization
         United States

Number of Shares Beneficially Owned by Each Reporting Person
With:

5.  Sole Voting Power:
         13,600

6.  Shared Voting Power:
         182,700

7.  Sole Dispositive Power:
         13,600

8.  Shared Dispositive Power:
         182,700

9.  Aggregate Amount Beneficially Owned by Each Reporting
Person
         196,300

10. Check Box if the Aggregate Amount in Row (9) Excludes
    Certain Shares

11. Percent of Class Represented by Amount in Row (9)
          4.2%

12. Type of Reporting Person
          IN







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Item 1(a) Name of Issuer:  Duff & Phelps (the "Company")

      (b) Address of Issuer's Principal Executive Offices:
          55 East Monroe Street
          35th Floor
          Chicago, Illinois 60603

Item 2(a) - (c).  Name, Principal Business Address, and
Citizenship of Persons Filing:

          Robert Horwitz
          RH Capital Associates, LLC
          55 Harristown Road
          Glen Rock, New Jersey 07452

          Robert Horwitz - United States Citizen
          RH Capital Associates, LLC - Delaware Limited
          Liability Company

    (d)   Title of Class of Securities:  Common Stock

    (e)   CUSIP Number:  26432F109


Item 3.  If this statement is filed pursuant to Rule
13d-1(b)(1) or 13d-2(b) or (c) check whether the person filing is:

    (a) / / Broker or dealer registered under Section 15 of the Act,

    (b)  / / Bank as defined in Section 3(a)(6) of the Act,

    (c)  / / Insurance Company as defined in
             Section 3(a)(19) of the Act,

    (d) / / Investment Company registered under Section 8 of the Investment Company Act,

    (e) / / Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940,

    (f) / / Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee
             Retirement Income Security Act of 1974 or
             Endowment Fund,





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    (g)  / / Parent Holding Company, in accordance with Rule
             13d-1(b)(ii)(G),

    (h) / / Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act,

    (i) / / Church plan excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act,

    (j)  / / Group, in accordance with Rule 13d-
             1(b)(1)(ii)(H).

If this statement is filed pursuant to Rule 13d-1(c), check this box. /X/

 Item 4. Ownership.
         (a) Amount Beneficially Owned: 182,700 shares owned by RH Capital Associates, LLC; 196,300 shares owned by Robert Horwitz

         (b) Percent of Class:  3.9% by RH Capital
             Associates, LLC; 4.2% by Robert Horwitz

         (c) RH Capital: 182,700 shares with shared power to vote or to direct the vote; 0 shares with sole power to vote or to direct the vote; 182,700 shares with shared power to dispose or to direct the disposition of; 0 shares with the sole power to dispose or to direct the disposition of

             Robert Horwitz: 182,700 shares with shared power to vote or to direct the vote; 13,600 shares with sole power to vote or to direct the vote; 182,700 shares with shared power to dispose or to direct the disposition of; 13,600 shares with the sole power to dispose or to direct the disposition of

Item 5.  Ownership of Five Percent or Less of a Class.

         As of the date hereof, Robert Horwitz has ceased to be beneficial owners of more than five percent of the common stock.

Item 6.  Ownership of More than Five Percent on Behalf of
Another Person.



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         Not Applicable

Item 7.  Identification and Classification of the Subsidiary
Which Acquired the Security Being Reported by the Parent
Holding Company.

         Not Applicable

Item 8.  Identification and Classification of Members of the
Group.

         Not Applicable

Item 9.  Notice of Dissolution of the Group.

         Not Applicable

Item 10.

    Certification for Rule 13d-1(b): By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

    Certification for Rule 13d-1(c): By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



    /s/ Robert Horwitz                      February 14, 2000
    _________________________               ___________________
    ROBERT HORWITZ                          Date



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                            AGREEMENT



         The undersigned agree that this Schedule 13G dated

February 14, 2000 relating to the Common Stock of Duff & Phelps

Credit shall be filed on behalf of the undersigned.



                                  RH CAPITAL ASSOCIATES, LLC


                                  By:  /s/ Robert Horwitz
                                       _________________________
                                       Robert Horwitz,
                                       Managing Member

                                       /s/ Robert Horwitz
                                       _________________________
                                       Robert Horwitz




























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